SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 29739]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

July 29, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of July 2011. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on August 23, 2011, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

Arrow Funds Trust [File No. 811-22325]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on July 20, 2011.

Applicant's Address: 2943 Olney-Sandy Spring Rd., Suite A, Olney, MD 20832.

Highland Pharmaceutical Royalty Fund [File No. 811-22266]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on May 17, 2011, and amended on July 21, 2011.

Applicant's Address: NexBank Tower, 13455 Noel Rd., Suite 800, Dallas, TX 75240.

Wells Fargo Family Office Fund I, LLC [File No. 811-22513]
Wells Fargo Family Office Master Fund, LLC [File No. 811-22514]
Wells Fargo Family Office Fund FW, LLC [File No. 811-22515]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Dates: The applications were filed on May 23, 2011, and amended on July 15, 2011.

Applicants' Address: 333 Market St., 29th floor, MAC A0119-291, San Francisco, CA 94105.

Prudential Investment Portfolios 11 [File No. 811-3264]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 3, 2011, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $14,000 incurred in connection with the liquidation were borne by Prudential Investments LLC, applicant's investment adviser.

Filing Date: The application was filed on July 5, 2011.

Applicant's Address: Gateway Center Three, 100 Mulberry St., Newark, NJ 07102-4077.

Embarcadero Funds, Inc. [File No. 811-9116]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 25, 2011, applicant transferred the assets of its two remaining series, Embarcadero Absolute Return Fund and Embarcadero Market Neutral Fund, to Tanaka Growth Fund, a series of Tanaka Funds, Inc., based on net asset value. Expenses of $133,600 incurred in connection with the reorganization were paid by applicant and Tanaka Capital Management, Inc., investment adviser to the acquiring fund.

Filing Date: The application was filed on July 8, 2011.

Applicant's Address: 3 Embarcadero Center, Suite 1120, San Francisco, CA 94111.

BlackRock Global Financial Services Fund, Inc. [File No. 811-9375]
Global Financial Services Master LLC [File No. 811-9633]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On or about April 27, 2011, each applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $8,606 incurred in connection with the liquidation of BlackRock Global Financial Services Fund, Inc. were paid by BlackRock Advisors, LLC, or its affiliates.

Filing Date: The applications were filed on July 6, 2011.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Pioneer Protected Principal Trust [File No. 811-21163]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 21, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $25,878 incurred in connection with the liquidation were paid by applicant and Pioneer Investment Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on June 24, 2011.

Applicant's Address: 60 State St., Boston, MA 02109.

Special Situations Fund III, L.P. [File No. 811-8110]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 27, 2011, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $82,500 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on September 17, 2009, and amended on December 11, 2009, and July 6, 2011.

Applicant's Address: 527 Madison Ave., Suite 2600, New York, NY 10022.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary